KRONOS INTERNATIONAL, INC.
                              Three Lincoln Center
                                5430 LBJ Freeway
                                   Suite 1700
                            Dallas, Texas 75240-2697


                                  July 8, 2005

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:      Kronos International, Inc.
         Registration Statement on Form S-4 (Registration No. 333-123680)

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Kronos International, Inc. (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m. (Washington, D.C. time) on July 12, 2005, or as soon thereafter as practicable.

     The Company acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                                   Very truly yours,

                                                   KRONOS INTERNATIONAL, INC.

                                                   By:      /s/ Robert D. Graham
                                                            --------------------
                                                            Robert D. Graham
                                                            Vice President